SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________
SCHEDULE 13G
AMENDMENT NO. 1

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NeuroOne Medical Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $0.001 par value
(Title of Class of Securities)

64130M100
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☒   Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 64130M100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Mayo Foundation for Medical Education and Research
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota
	5	SOLE VOTING POWER
NUMBER OF		572,846
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		572,846
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
572,846
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
<5%*
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64130M100	13G	Page 3 of 5 Pages

Item 1 (a). Name of Issuer:

NeuroOne Medical Technologies Corporation (the "Issuer")

Item 1(b). Address of Issuer’s Principal Executive Offices:

7599 Anagram Drive
Eden Prairie, MN 55344
Item 2 (a). Name of Person Filing:

Mayo Foundation for Medical Education and Research

Item 2 (b). Address of Principal Business Office or, if None, Residence:

200 First Street SW
Rochester, MN 55905

Item 2 (c). Citizenship:

Minnesota

Item 2 (d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2 (e). CUSIP Number:

64130M100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☑	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 64130M100	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 572,846

(b)	Percent of class: <5%*

(c)	Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:  572,846

(ii)  Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  572,846

(iv) Shared power to dispose or to direct the disposition of:  0

*Based on 13,864,914 outstanding shares of the Issuer as of February 11, 2020.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 64130M100	13G	Page 5 of 5 Pages

Item 10.  Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2020
(Date)

MAYO FOUNDATION FOR MEDICAL EDUCATION AND RESEARCH
By: /s/ Andrew Danielsen Andrew Danielsen Chair, Mayo Clinic Ventures